Exhibit 1.2

October 15, 2012

Dear Fellow Petaquilla Shareholder:

On September 27, 2012, Inmet Mining Corporation commenced a hostile offer to acquire all of the outstanding common shares of Petaquilla Minerals Ltd. at a price of (i) 0.0109 Inmet shares and $0.001 in cash; or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945 per Petaquilla share.

The Petaquilla board of directors has carefully reviewed and considered the Inmet offer, with the benefit of advice from its financial and legal advisors, and unanimously recommends that shareholders REJECT the Inmet offer and NOT TENDER their common shares. Members of the board, officers and management do not intend to tender their common shares into the Inmet offer, which the board of directors views as offering inadequate consideration to Petaquilla shareholders. The board also recommends that any shareholders who have tendered their common shares WITHDRAW them immediately.

In recommending that Petaquilla shareholders REJECT the Inmet offer and NOT TENDER their common shares, the board of directors believes that:

•                  the Inmet offer does not reflect Petaquilla’s current value;

•                  the Inmet offer does not reflect the value of Petaquilla’s substantial growth prospects;

•                  the timing of the Inmet offer is opportunistic as the offer price represents a significant discount to the current trading price and 52-week high of the Petaquilla shares;

•                  the Inmet offer does not reflect the true value of Petaquilla to Inmet and its shareholders as Petaquilla believes that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panamá project in the proposed locations without Petaquilla’s agreement;

•                  Inmet’s plans for Petaquilla may not benefit all Petaquilla shareholders;

•                  the Inmet offer is highly conditional;

•                  the Inmet offer is coercive to Petaquilla and its shareholders and is an attempt to expropriate shareholder value; and

•                  the Inmet offer is not a permitted bid under Petaquilla’s existing shareholder rights plan.

Additional details regarding the basis for the recommendation of the Petaquilla board of directors are included in the section “Reasons for Rejection” of the enclosed Directors’ Circular. The board of directors of Petaquilla recommends that you read the information contained in the enclosed Directors’ Circular carefully.

Petaquilla’s board and management, with the assistance of Petaquilla’s financial and legal advisors, are evaluating a range of strategic alternatives to enhance the Corporation’s value for the benefit of Petaquilla’s shareholders and its other stakeholders. Petaquilla has been approached by, and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions. While it is impossible to predict whether compelling proposals will emerge from discussions with such third parties, due to the quality and strategic value of Petaquilla’s assets, the board believes that Petaquilla and its assets are potentially very attractive to other parties in addition to Inmet.

In order to continue growing Petaquilla and increasing shareholders’ value, Petaquilla is proceeding with its previously announced private placement of up to US$210 million senior secured notes.  If completed, Petaquilla intends to use the net proceeds from the offering to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, to finance capital expenditures related to its

Lomero-Poyatos mine in Spain and the Molejón mine in Panama, to fund a cash investment in its wholly-owned subsidiary Panama Development and Infrastructure Ltd. in connection with the proposed spin-off of Petaquilla’s infrastructure assets, for general corporate purposes and to pay related fees and expenses. Petaquilla also currently intends to proceeds with the previously announced spin-out of its infrastructure assets in order to provide its shareholders with an opportunity to realize the full potential of the infrastructure business by advancing it through the creation of a separate company.

Accordingly, the board of directors unanimously recommends that Petaquilla shareholders REJECT the Inmet offer and NOT TENDER their Common Shares to the Inmet offer. If you have already tendered your Petaquilla shares into the Inmet offer, you should WITHDRAW them immediately, ensuring you allow sufficient time to complete the withdrawal process prior to the expiry of the offer.

You should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, that you might have by telephone at-1-800-332-6309 (North American Toll Free Number) or 1-201-806-2222 or by e-mail at inquiries@phoenixadvisorscst.com.

Thank you for your continued support of Petaquilla.

Sincerely,

Richard Fifer

Richard Fifer
Executive Chairman and Director